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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                          SEC FILE NO. [_______]

                                                           CUSIP NUMBER [______]

                                  (CHECK ONE):

      |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D
                          |_| Form N-SAR |_| Form N-CSR

         For Period Ended: JUNE 30, 2005

          |_|     Transition Report on Form 10-K
          |_|     Transition Report on Form 20-F
          |_|     Transition Report on Form 11-K
          |_|     Transition Report on Form 10-Q
          |_|     Transition Report on Form N-SAR
         For the Transition Period Ended: ____________________


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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Full Name of Registrant             VYTERIS HOLDINGS (NEVADA), INC.

Former Name if Applicable           TREASURE MOUNTAIN HOLDINGS, INC.

Address of Principal Executive Office       13-01 POLLITT DRIVE
                                            FAIR LAWN, NJ 07410
(STREET AND NUMBER)
City, State and Zip Code

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PART II -- RULES 12B-25(B) AND (C)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subsequent distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

VYTERIS HOLDINGS (NEVADA), INC. (THE "COMPANY") IS UNABLE TO FILE ITS QUARTERLY REPORT ON FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2005 WITHIN THE TIME PERIOD PRESCRIBED FOR SUCH REPORT WITHOUT UNREASONABLE EFFORT OR EXPENSE. THE DELAY IN FILING IS PRINCIPALLY ATTRIBUTABLE TO THE COMPANY'S EFFORTS TO NEGOTIATE WITH ITS LENDERS CONCERNING CERTAIN COVENANTS OF LOANS MADE PRIOR TO THE DATE HEREOF.

PART IV -- OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

        MICHAEL MCGUINNESS,
        CHIEF FINANCIAL OFFICER             (201)         703-2299
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        (Name and Title)                 (Area Code)  (Telephone Number)

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        (2) Have all other periodic reports required under Sections 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                         X  Yes     No
                                                        ---     ---

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         X  Yes     No
                                                        ---     ---

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                         VYTERIS HOLDINGS (NEVADA), INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2005                  By: /s/ MICHAEL  MCGUINNESS
                                          --------------------------------------
                                       Name:  MICHAEL MCGUINNESS
                                       Title: VICE PRESIDENT AND CHIEF FINANCIAL
                                              OFFICER, ASSISTANT SECRETARY  &
                                              TREASURER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

------------------------------------ATTENTION-----------------------------------

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240/12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter.

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PART IV, ITEM (3)
VYTERIS HOLDINGS (NEVADA), INC.

        The Company expects that the Condensed Consolidated Statement of Operations (Unaudited) to be included in its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005, when filed, will show total revenue of $469,681 (an increase of $409,681 from the quarter ended June 30, 2004), total cost and expense of $5,126,394 (an increase of $1,570,655 from the quarter ended June 30, 2004), a net loss of $5,166,027 (as compared with a net loss of $5,537,735 for the quarter ended June 30, 2004) and a net loss per common share of $0.27 (as compared with a net loss per common share of $0.53 for the quarter ended June 30, 2004). The increase in revenues reflects an increase of reimbursement of development costs and minimal product sales during the quarter ended June 30, 2005. The increase in total cost and expense reflects a significant increase in cost of sales ($1,194,478 for the quarter ended June 30, 2005, as compared with $0 for the quarter ended June 30, 2004), related to the commencement of product sales; a decrease in research and development cost ($1,825,600 for the quarter ended June 30, 2005, as compared with $2,841,571 for the quarter ended June 30,
        2004); an increase in general and administrative cost ($1,448,316 for the quarter ended June 30, 2005, as compared with $714,168 for the quarter ended June 30, 2004); and the accrual of a registration rights penalty, related to an earlier financing transaction, in the amount of $658,000 for the quarter ended June 30, 2005.